RELEASE

Exhibit (a)(5)(li)

Portugal Telecom, SGPS, S.A.

Public Company

Registered office: Avenida Fontes Pereira de Melo, 40, Lisbon

Share Capital: Euro 395,099,775

Registered at the Lisbon Commercial Registry Office

and Corporation number 503 215 058

Amendment to the Prospectus on the Tender Offer

for Portugal Telecom shares

Lisbon, 1 March 2007 — Following the amendment to the prospectus on the General Tender Offer for shares representing the share capital of Portugal Telecom, SGPS, S.A. (“Portugal Telecom”) launched by Sonaecom, SGPS, S.A. and Sonaecom, B.V, Portugal Telecom informs of the following:

                                               The Board of Directors of Portugal Telecom considers that the Offerors’ amendments to the Prospectus do not change in any way the consideration and terms of the revised Offer that has been announced. Such amendments only clarify the conditions of the financing of the offer, namely the sale of assets and the allocation of Portugal Telecom’s results through dividends to service the debt assumed by the Offerors;

                                               Therefore, the Board of Directors does not deem necessary to update its Report on the opportunity and conditions of the Offer, and fully reiterates the position expressed and the commitments undertaken therein: a total remuneration to PT shareholders over 2006-2009 in the amount of Euro 6.2 billion, equivalent to Euro 5.6 per share, or more than half of Sonaecom’s revised offer, while allowing shareholders to benefit from the significant value creation opportunity available in PT, as they will retain all their ownership in the Company.

This information is also available on PT’s IR website http://ir.telecom.pt

Contact:                 Nuno Prego, Investor Relations Officer

nuno.prego@telecom.pt

Portugal Telecom

Tel.: +351 21 500 1701

Fax: +351 21 500 0800

PT is listed on the Euronext and New York Stock Exchanges. Information may be accessed on Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.